Designated Filer:	Corre Partners Management, LLC
Issuer & Ticker Symbol	Team, Inc. (TISI)
Date of Event Requiring Statement:	June 14, 2024
Exhibit 99.1

Explanation of Responses:

(1)
Following this transaction on June 14, 2024, the securities were held directly by (i) Corre Opportunities Qualified Master Fund, LP (which held 1,040,951 shares of Common Stock), (ii) Corre Horizon Fund, LP (which held 249,942 shares of Common Stock) and (iii) Corre Horizon II Fund, LP (which held 268,627 shares of Common Stock).

(2)
Each of the Funds is a client of Corre Partners Management, LLC (the “Investment Adviser”). The Investment Adviser has been delegated investment management authority over the assets of the Funds by Corre Partners Advisors, LLC, the general partner of the Funds (the “General Partner”). Mr. John Barrett and Mr. Eric Soderlund are the co-owners and managing members of the Investment Adviser and the General Partner.